Exhibit 12.1
ABERCROMBIE & FITCH CO.
Computation of Leverage Ratio and Coverage Ratio

Fiscal Year Ended
January 29, 2011
(Dollars in thousands)
Leverage Ratio Calculation:
Adjusted Total Debt (1)	2,053,302
Consolidated EBITDAR (2)	844,359

Leverage Ratio	2.43

Coverage Ratio Calculation:
Consolidated EBITDAR (2)	844,359
Net Interest Expense + Long-Term Debt due in One Year + Minimum Rent + Contingent Rent	336,384

Coverage Ratio	2.51

(1)	Adjusted Total Debt means the sum of long-term debt, outstanding standby letters of credit and 600% of forward minimum rent commitments.

(2)	Consolidated EBITDAR means, for any period, Consolidated Net Income for such period; plus without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Interest Expense, (ii) income and franchise (or similar) tax expense, (iii) depreciation and amortization expense (including impairment of long-term store fixed assets), (iv) Minimum Rent (plus contingent store rent plus non-cash rent expense), (v) Non-Cash Compensation Charges, (vi) losses on any Specified Auction Rate Securities, in each case not to exceed the applicable Temporary Impairment for such Specified Auction Rate Securities, (vii) non-cash charges related to the Ruehl Exit in an aggregate amount not to exceed $50,000,000, (viii) non-recurring cash charges in an aggregate amount not to exceed $61,000,000 related to the Ruehl Exit, (ix) additional non-recurring non-cash charges in an amount not to exceed $20,000,000 in the aggregate during any Testing Period, and (x) other non-recurring cash charges in an amount not to exceed $10,000,000 in the aggregate during any Testing Period minus without duplication (A) Interest Income (B) any benefit received from income, franchise (or similar) tax expense to the extent included in the determination of Consolidated Net Income, (C) gains arising from any Specified Auction Rate Securities, in each case resulting from the excess of the Fair Value thereof and (D) any cash payments made during such period that were deducted in determining Consolidated Net Income and added back in determining Consolidated EBITDAR in a previous Testing Period under clauses (v) or (ix); all as determined in accordance with GAAP on a consolidated basis for the Parent and the Subsidiaries.